Exhibit 99.1

# ITW Reports 2013 First Quarter Results and Updates 2013 Earnings Guidance

- **First quarter GAAP diluted earnings per share (EPS) from continuing operations of $1.01 increases 6 percent**
- **First quarter Non-GAAP diluted EPS of $0.96 grows 8 percent vs. pro forma first quarter 2012**
- **Company moves businesses with more than $600 million of revenues to discontinued operations in Q1**
- **First quarter operating margins of 16.5 percent improve 60 basis points vs. prior year quarter**
- **Company launches new reporting segments**
- **Company maintains full-year EPS midpoint of $4.25**

**GLENVIEW, ILLINOIS**-April 23, 2013-Illinois Tool Works Inc. (NYSE: ITW) today reported first quarter 2013 diluted income per share from continuing operations of $1.01, an increase of 6 percent versus 2012 first quarter earnings of $0.95. Excluding the one-time impact of a $30 million pretax gain associated with the acquisition of the majority interest in a consumer packaging joint venture, adjusted EPS of $0.96 was 8 percent higher than pro forma first quarter 2012 earnings.  The adjusted EPS of $0.96 also was $0.01 higher than the Company's original mid-point forecast issued in January 2013.  Reconciliations of GAAP to adjusted results, which also exclude the 2012 impact of the Decorative Surfaces business, are included in the attached exhibits.

As part of the first quarter 2013, results of several existing and previously divested businesses were reclassified to discontinued operations. These businesses represent more than $600 million in annual revenues and reduced first quarter 2013 diluted income per share from continuing operations by $0.01. The Company expects an additional $0.06 of EPS dilution from these discontinued businesses for the remainder of the year.  Also, as previously announced, the Company has realigned its reporting segments and has restated segment results for prior periods.

Highlights of the 2013 first quarter versus the prior-year period included:

*Total revenues of $4.0 billion declined 8.0 percent due to the Decorative Surfaces segment results included in 2012 and weaker than expected organic revenue activity. Excluding the impact of Decorative Surfaces, total revenues declined 1.8 percent. Total Company organic revenues declined 2.7 percent in the first quarter, a result that was lower than the Company's original forecast in January 2013. By geography, North American organic revenues decreased 1.9 percent and international organic revenues declined 3.5 percent. While European organic revenues fell 5.8 percent, Asia Pacific organic revenues grew 0.5 percent. Notably, China organic revenues increased 10.2 percent.

*The Automotive OEM segment led the Company in organic growth, increasing 4.0 percent. North American automotive organic revenues grew 3 percent, outpacing a North American auto build increase of 1 percent.  While European organic revenues declined 2 percent, European auto builds fell 8 percent. Asia Pacific organic revenues increased 24 percent as a result of ITW's growing product penetration amid a robust auto build environment in China.

*Total Company operating margins were 16.5 percent, a 60 basis point improvement versus the year-ago period. Notably, six of the Company's eight reporting segments produced gains in operating margin.

"Despite softer than anticipated demand in many of our end markets, we delivered very solid operating results in the quarter," said E. Scott Santi, president and chief executive officer.  "Our above-forecast EPS results and 60 basis point year-on-year operating margin improvement were due to strong contributions from our operating leadership and the early stage benefits of our enterprise strategy initiatives.  While the capital goods portion of our overall product portfolio was particularly soft early in the year, we were pleased to see noticeable improvement in demand rates for these products both sequentially and year over year as we moved through the quarter.  In addition, we continued to make significant progress with respect to our portfolio management initiative in the quarter as we announced the strategic review of our Industrial Packaging segment and moved more than $600 million of other non-core revenues to discontinued operations.  With these two moves, we have largely completed the process of

identifying the core businesses that will constitute our faster growing and more profitable portfolio moving forward."

Incorporating first quarter actual results, the Company is now forecasting full-year organic growth to be in a range of 0 percent to 2 percent versus full-year 2012.  The Company is maintaining its $4.25 midpoint forecast for full-year diluted income per share from continuing operations. The full-year diluted income per share from continuing operations forecast range is now $4.15 to $4.35 and assumes a total revenue growth range of 2 percent to 4 percent.  For the 2013 second quarter, the Company is forecasting diluted income per share from continuing operations to be in a range of $1.04 to $1.12 and assumes a total revenue growth range of 2.5 percent to 3.5 percent. The full-year and second quarter forecasts include the EPS dilution of discontinued operations described above.

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding organic and total revenue growth, diluted income per share from continuing operations, operating margin growth, and end market conditions. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Such factors include those contained in ITW's 2012 Form 10-K.

ITW is a Fortune 150 global diversified industrial manufacturer of value-added consumables and specialty equipment with related service businesses. The Company focuses on solid growth and strong returns across its worldwide platforms and businesses. The businesses serve local customers and markets around the globe, with a significant presence in developed as well as emerging markets. ITW's pro forma revenues totaled $16.3 billion in 2012, with more than half of the revenues generated outside of the United States.

**CONTACT: John L. Brooklier, 847-657-4104 or jbrooklier@itw.com**

## ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
## STATEMENT OF INCOME (UNAUDITED)

|  | Three Months Ended March 31 | |
|---|---|---|
| (In millions except per share amounts) | 2013 | 2012 |
| Operating Revenues | $ 4,009 | $ 4,358 |
| Cost of revenues | 2,502 | 2,763 |
| Selling, administrative, and research and development expenses | 779 | 832 |
| Amortization of intangible assets | 68 | 69 |
| Operating Income | 660 | 694 |
| Interest expense | (60) | (50) |
| Other income (expense) | 46 | 8 |
| Income from Continuing Operations Before Income Taxes | 646 | 652 |
| Income Taxes | 187 | 188 |
| Income from Continuing Operations | 459 | 464 |
| Income (Loss) from Discontinued Operations | (105) | 22 |
| Net Income | $ 354 | $ 486 |
|  |  |  |
| Income Per Share from Continuing Operations: |  |  |
| Basic | $ 1.02 | $ 0.96 |
| Diluted | $ 1.01 | $ 0.95 |
| Income (Loss) Per Share from Discontinued Operations: |  |  |
| Basic | $ (0.23) | $ 0.05 |
| Diluted | $ (0.23) | $ 0.05 |
| Net Income Per Share: |  |  |
| Basic | $ 0.78 | $ 1.01 |
| Diluted | $ 0.78 | $ 1.00 |
|  |  |  |
| Shares of Common Stock Outstanding |  |  |
| During the Period: |  |  |
| Average | 451.7 | 482.0 |
| Average assuming dilution | 454.8 | 485.6 |

## FREE OPERATING CASH FLOW

|  | Three Months Ended March 31, | |
|---|---|---|
|  | 2013 | 2012 |
| Net cash provided by operating activities | $ 366 | $ 323 |
| Less: Additions to plant and equipment | (89) | (84) |
| Free operating cash flow | $ 277 | $ 239 |

## ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
## STATEMENT OF FINANCIAL POSITION (UNAUDITED)

| (In millions) | | March 31, 2013 | | December 31, 2012 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash and equivalents | $ | 2,662 | $ | 2,779 |
| Trade receivables | | 2,789 | | 2,742 |
| Inventories | | 1,514 | | 1,585 |
| Deferred income taxes | | 343 | | 332 |
| Prepaid expenses and other current assets | | 486 | | 522 |
| Assets held for sale | | 316 | | — |
| Total current assets | | 8,110 | | 7,960 |
| | | | | |
| Net Plant and Equipment | | 1,960 | | 1,994 |
| Goodwill | | 5,392 | | 5,530 |
| Intangible Assets | | 2,182 | | 2,258 |
| Deferred Income Taxes | | 390 | | 391 |
| Other Assets | | 1,172 | | 1,176 |
| | $ | 19,206 | $ | 19,309 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Short-term debt | $ | 456 | $ | 459 |
| Accounts payable | | 749 | | 676 |
| Accrued expenses | | 1,235 | | 1,392 |
| Cash dividends payable | | 171 | | — |
| Income taxes payable | | 99 | | 116 |
| Deferred income taxes | | 8 | | 8 |
| Liabilities held for sale | | 84 | | — |
| Total current liabilities | | 2,802 | | 2,651 |
| | | | | |
| Noncurrent Liabilities: | | | | |
| Long-term debt | | 4,556 | | 4,589 |
| Deferred income taxes | | 309 | | 244 |
| Other liabilities | | 1,260 | | 1,255 |
| Total noncurrent liabilities | | 6,125 | | 6,088 |
| | | | | |
| Stockholders' Equity: | | | | |
| Common stock | | 6 | | 5 |
| Additional paid-in-capital | | 1,012 | | 1,012 |
| Income reinvested in the business | | 14,156 | | 13,973 |
| Common stock held in treasury | | (5,055) | | (4,722) |
| Accumulated other comprehensive income | | 155 | | 293 |
| Noncontrolling interest | | 5 | | 9 |
| Total stockholders' equity | | 10,279 | | 10,570 |
| | $ | 19,206 | $ | 19,309 |

## ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
## SEGMENT DATA (UNAUDITED)

| | Three Months Ended March 31, 2013 | | | | % F(U) vs. prior year | | |
|---|---|---|---|---|---|---|---|
| (Dollars in millions) | Total Revenue | Operating Income | Operating Margin | Adjusted Operating Margin* | Total Revenue | Organic (Base) Revenue | Operating Margin |
| Test & Measurement and Electronics | $ 520 | $ 68 | 13.0 % | 17.2 % | (2.1 )% | (3.4 )% | 120 bps |
| Automotive OEM | 589 | 117 | 19.8 % | 19.9 % | 4.0 % | 4.0 % | 10 bps |
| Polymers & Fluids | 495 | 72 | 14.6 % | 18.7 % | (5.9 )% | (6.7 )% | (30) bps |
| Food Equipment | 467 | 78 | 16.7 % | 17.4 % | (1.2 )% | (2.5 )% | 70 bps |
| Welding | 472 | 122 | 26.0 % | 26.5 % | (4.8 )% | (5.5 )% | (200) bps |
| Construction Products | 418 | 49 | 11.7 % | 12.7 % | (3.3 )% | (3.4 )% | 320 bps |
| Specialty Products | 481 | 96 | 19.9 % | 21.6 % | 3.6 % | 0.3 % | 80 bps |
| Industrial Packaging | 579 | 72 | 12.4 % | 13.5 % | (4.7 )% | (4.4 )% | 130 bps |
| Intersegment | (12) | | | | | | |
| **Total Segments** | **4,009** | **674** | **16.8%** | **18.5%** | **(1.8)%** | **(2.7)%** | **60 bps** |
| Unallocated | — | (14) | n/a | | | | |
| **Total Company** | **$ 4,009** | **$ 660** | **16.5%** | **18.2%** | **(8.0)%** | **(2.7)%** | **60 bps** |

\* Adjusted operating margin excludes intangible amortization and other non-cash acquisition accounting items.

| (In millions except per share amounts) | Three Months Ended | | | | | | | | | | | | Twelve Months Ended | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | March 31, 2012 | | | June 30, 2012 | | | September 30, 2012 | | | December 31, 2012 | | | December 31, 2012 | | |
| | Total Revenue | Operating Income | Diluted EPS | Total Revenue | Operating Income | Diluted EPS | Total Revenue | Operating Income | Diluted EPS | Total Revenue | Operating Income | Diluted EPS | Total Revenue | Operating Income | Diluted EPS |
| **Actual Results (GAAP)** | $ 4,358 | $ 694 | $ 0.95 | $ 4,463 | $ 758 | $ 1.09 | $ 4,337 | $ 752 | $ 1.08 | $ 4,066 | $ 602 | $ 2.11 | $17,224 | $ 2,806 | $ 5.21 |
| Decorative Surfaces net gain | — | — | — | — | — | — | — | — | — | — | — | 1.37 | — | — | 1.34 |
| Decorative Surfaces equity interest | — | — | — | — | — | — | — | — | — | — | — | (0.04) | — | — | (0.04) |
| Decorative Surfaces segment | 275 | 42 | 0.06 | 286 | 48 | 0.07 | 267 | 41 | 0.06 | 93 | 12 | 0.01 | 921 | 143 | 0.21 |
| **Adjusted Results (Pro-forma)** | $ 4,083 | $ 652 | $ 0.89 | $ 4,177 | $ 710 | $ 1.02 | $ 4,070 | $ 711 | $ 1.02 | $ 3,973 | $ 590 | $ 0.77 | $16,303 | $ 2,663 | $ 3.70 |

| (In millions except per share amounts) | Three Months Ended March 31, 2013 | | |
|---|---|---|---|
| | Total Revenue | Operating Income | Diluted EPS |
| **Actual Results (GAAP)** | $4,009 | $660 | $1.01 |
| Gain on incremental 51% acquisition | — | — | 0.05 |
| **Adjusted Results (Pro-forma)** | $4,009 | $660 | $0.96 |

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
OPERATING MARGIN % RECONCILIATION (UNAUDITED)

| | Three Months Ended | | | | | | | |
| | March 31, 2013 | | | | | | | |
| | Industrial Packaging | Test & Measurement and Electronics | Automotive OEM | Polymers & Fluids | Food Equipment | Welding | Construction Products | Specialty Products |
|---|---|---|---|---|---|---|---|---|
| Operating Margin % | 12.4% | 13.0% | 19.8% | 14.6% | 16.7% | 26.0% | 11.7% | 19.9% |
| Amortization of intangible assets and other non-cash acquisition accounting items | 1.1% | 4.2% | 0.1% | 4.1% | 0.7% | 0.5% | 1.0% | 1.7% |
| Adjusted Operating Margin % | 13.5% | 17.2% | 19.9% | 18.7% | 17.4% | 26.5% | 12.7% | 21.6% |

(In millions except per share amounts)

| | 1Q 2012 | 2Q 2012 | 3Q 2012 | 4Q 2012 | 2012 YTD | 2011 YTD |
|---|---|---|---|---|---|---|
| Operating Revenues | $ 4,358 | $ 4,463 | $ 4,337 | $ 4,066 | $ 17,224 | $ 16,991 |
| Cost of revenues | 2,763 | 2,814 | 2,728 | 2,600 | 10,905 | 10,916 |
| Selling, administrative, and research and development expenses | 832 | 819 | 788 | 796 | 3,235 | 3,162 |
| Amortization of intangible assets | 69 | 72 | 67 | 68 | 276 | 244 |
| Impairment of goodwill and other intangible assets | — | — | 2 | — | 2 | — |
| Operating Income | 694 | 758 | 752 | 602 | 2,806 | 2,669 |
| Interest expense | (50) | (50) | (52) | (61) | (213) | (191) |
| Gain on sale of interest in Decorative Surfaces | — | — | — | 933 | 933 | — |
| Other income (expense) | 8 | 24 | 1 | (19) | 14 | 54 |
| Income from Continuing Operations before Income Taxes | 652 | 732 | 701 | 1,455 | 3,540 | 2,532 |
| Income taxes | 188 | 213 | 196 | 479 | 1,076 | 555 |
| Income from Continuing Operations | 464 | 519 | 505 | 976 | 2,464 | 1,977 |
| Income from Discontinued Operations | 22 | 362 | 19 | 3 | 406 | 94 |
| Net Income | $ 486 | $ 881 | $ 524 | $ 979 | $ 2,870 | $ 2,071 |
| | | | | | | |
| Income Per Share from Continuing Operations: | | | | | | |
| Basic | $ 0.96 | $ 1.10 | $ 1.09 | $ 2.12 | $ 5.24 | $ 4.02 |
| Diluted | $ 0.95 | $ 1.09 | $ 1.08 | $ 2.11 | $ 5.21 | $ 4.00 |
| Income Per Share from Discontinued Operations: | | | | | | |
| Basic | $ 0.05 | $ 0.76 | $ 0.04 | $ 0.01 | $ 0.86 | $ 0.19 |
| Diluted | $ 0.05 | $ 0.76 | $ 0.04 | $ 0.01 | $ 0.86 | $ 0.19 |
| Net Income Per Share: | | | | | | |
| Basic | $ 1.01 | $ 1.86 | $ 1.13 | $ 2.13 | $ 6.11 | $ 4.21 |
| Diluted | $ 1.00 | $ 1.85 | $ 1.12 | $ 2.11 | $ 6.06 | $ 4.19 |
| | | | | | | |
| Shares of Common Stock Outstanding During the Period: | | | | | | |
| Average | 482.0 | 472.9 | 464.8 | 459.7 | 469.8 | 491.4 |
| Average assuming dilution | 485.6 | 476.1 | 468.1 | 463.1 | 473.2 | 494.6 |

## ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
## SEGMENT DATA RESTATED FOR SEGMENT CHANGES AND DISCONTINUED OPERATIONS (UNAUDITED)

| (Dollars in millions) | Q1 2012 | | | Q2 2012 | | | Q3 2012 | | | Q4 2012 | | | 2012 Full Year | | | 2011 Full Year | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Total Revenue | Operating Income | Operating Margin % | Total Revenue | Operating Income | Operating Margin % | Total Revenue | Operating Income | Operating Margin % | Total Revenue | Operating Income | Operating Margin % | Total Revenue | Operating Income | Operating Margin % | Total Revenue | Operating Income | Operating Margin % |
| Industrial Packaging | $ 608 | $ 68 | 11.1% | $ 622 | $ 78 | 12.6% | $ 595 | $ 76 | 12.8% | $ 571 | $ 66 | 11.6% | $ 2,396 | $ 288 | 12.0% | $ 2,436 | $ 270 | 11.1% |
| Test & Measurement and Electronics | 530 | 62 | 11.8% | 593 | 93 | 15.7% | 623 | 114 | 18.2% | 553 | 73 | 13.2% | 2,299 | 342 | 14.9% | 2,011 | 300 | 14.9% |
| Automotive OEM | 566 | 112 | 19.7% | 547 | 109 | 19.9% | 521 | 99 | 19.1% | 537 | 101 | 18.8% | 2,171 | 421 | 19.4% | 2,092 | 386 | 18.4% |
| Polymers & Fluids | 526 | 78 | 14.9% | 550 | 91 | 16.6% | 510 | 81 | 15.8% | 485 | 76 | 15.7% | 2,071 | 326 | 15.8% | 2,069 | 329 | 15.9% |
| Food Equipment | 473 | 76 | 16.0% | 476 | 78 | 16.4% | 491 | 93 | 19.0% | 499 | 85 | 17.0% | 1,939 | 332 | 17.1% | 1,985 | 311 | 15.7% |
| Welding | 495 | 139 | 28.0% | 469 | 121 | 25.9% | 443 | 109 | 24.5% | 440 | 101 | 23.0% | 1,847 | 470 | 25.4% | 1,724 | 440 | 25.5% |
| Construction Products | 433 | 37 | 8.5% | 453 | 61 | 13.4% | 442 | 60 | 13.7% | 433 | 47 | 10.8% | 1,761 | 205 | 11.6% | 1,792 | 226 | 12.6% |
| Specialty Products | 465 | 88 | 19.1% | 481 | 106 | 22.0% | 458 | 90 | 19.6% | 467 | 81 | 17.4% | 1,871 | 365 | 19.5% | 1,856 | 383 | 20.6% |
| Intersegment | (13) | | | (14) | | | (13) | | | (12) | | | (52) | | | (58) | | |
| **Total Segments** | **$4,083** | **$660** | **16.2%** | **$4,177** | **$737** | **17.6%** | **$4,070** | **$722** | **17.7%** | **$3,973** | **$630** | **15.9%** | **$16,303** | **$2,749** | **16.9%** | **$15,907** | **$2,645** | **16.6%** |
| Unallocated | — | (8) | n/a | — | (27) | n/a | — | (11) | n/a | — | (40) | n/a | — | (86) | n/a | — | (130) | n/a |
| Decorative Surfaces | 275 | 42 | 15.3% | 286 | 48 | 16.8% | 267 | 41 | 15.4% | 93 | 12 | 12.9% | 921 | 143 | 15.5% | 1,084 | 154 | 14.2% |
| **Total Company** | **$4,358** | **$694** | **15.9%** | **$4,463** | **$758** | **17.0%** | **$4,337** | **$752** | **17.3%** | **$4,066** | **$602** | **14.8%** | **$17,224** | **$2,806** | **16.3%** | **$16,991** | **$2,669** | **15.7%** |